Exhibit 1.2

CDC Corporation remains flexible to restructuring proposal as it continues to seek dialogue with disinterested Onyx directors and shareholders

[Atlanta, January 9, 2006] CDC Corporation (NASDAQ: CHINA; website: www.cdccorporation.net) today announced that it continues to seek a substantive dialogue with the disinterested directors and institutional shareholders of Onyx Software Corporation in connection with a proposed strategic transaction involving a combination of CDC Software with Onyx and it remains flexible and open minded regarding the terms of its proposal based on these discussions.

While CDC Corporation is disappointed at the process used by Onyx to evaluate its proposal and surprised at Onyx’s management’s unwillingness to even explore the proposal despite CDC Corporation’s repeated indications that it remains flexible as to the structure, CDC Corporation continues to believe that a strategic combination is highly complimentary, will generate substantial synergies, and maximize value for Onyx shareholders.

“In today’s environment of heightened attention to corporate and fiduciary responsibilities, we are surprised that the special committee of the board of Onyx would summarily dismiss our proposal without even discussing it with us,” stated Mr. Steven Chan, Acting CEO, CDC Corporation. “We believe that Onyx owes it to its shareholders to have more than a single 30 minute phone call attended only by its CEO to discuss a proposal of such potential benefit to its shareholders especially in light of our stated willingness to consider changes to our proposal.”

CDC Corporation also urges the board of Onyx to reconsider whether Onyx’s current shareholder’s rights plan are genuinely in the best interest of its shareholders. A poison pill plan only acts to entrench existing management preventing true accountability while denying shareholders the opportunity to realize maximum value for their investment. In the interest of furthering good corporate governance, many leading public companies have recently revoked their poison pills.

The benefits of a combination of CDC Software, particularly its Pivotal CRM unit, and Onyx are clear and substantial and include complementary industry focuses, products, geographic markets and marketing strategies. The synergies between the companies were recognized by Onyx and disclosed in their public announcements during their failed attempt to acquire Pivotal in late 2003. Pivotal and the CDC Software group has only strengthened its results since then as Pivotal has added over 200 new CRM customers in the past 18 months and additional license sales from over 175 existing customers in the first 9 months of 2005. “We have been very successful in selling our Pivotal CRM solution into Ross’s base of manufacturing clients,” said Rick Marquardt, President of CDC Software. “We see manufacturing as one of the fastest growing sectors for CRM products and the combination of Pivotal and Onyx product lines will allow us to further take advantage of our traditional strength in this area”. CDC Corporation has proven its ability to achieve synergies among its software assets as demonstrated by the 13% and 23% growth in license and professional services revenues by Ross and the 11% growth in maintenance revenues by Pivotal for the first nine months of 2005 compared to the same nine-month period in 2004. “We strongly believe that in today’s enterprise application market that size does matter. With the consolidation in the market place today it is important to have a strong global customer base and product offering. The combination of CDC Software’s Pivotal solution and the Onyx solution offer the market a clear choice. Together we would have over 3,000 CRM customers around the world,” said Mr. Marquardt.

This proposed transaction is part of CDC Corporation’s continuing strategy and commitment to unlock shareholder value. As part of a strategic review commenced in Q4 of 2005, CDC Corporation has reorganized into two primary business units, CDC Software and China.com Inc. CDC Corporation have announced the intention to seek a listing in the United States for its 81% owned Hong Kong listed online games/mobile value added services unit, China.com Inc, in order to increase its global profile, increase the liquidity of its shares by accessing the more active U.S. markets, and attract a more global investor base. In addition, CDC Corporation intends to double the revenues of its CDC Software unit through both acquisitions and organic growth and subject to market conditions will seek a public listing for the unit through an initial public offering or a merger within 12 to 18 months. The strategic review has also led to the successful streamlining of expenses and implementation of substantial operational synergies and integration across the global enterprise resulting in over US$10 million in annualized cost savings and the cancellation of over 1.5 million stock options from departed executives of the company.

“We strongly urge Onyx and its special committee to reconsider their statement that this matter is closed,” said Mr. Chan. “A substantive dialogue regarding our proposal with disinterested independent directors and major institutional shareholders of Onyx is clearly in the best interests of all shareholders particularly given that we remain flexible and open minded. Rick and I will be in the United States the next several weeks meeting with analysts and shareholders and we will be happy to engage in these discussions with Onyx’s directors and shareholders.”

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: http://www.cdccorporation.net.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.

For more information about CDC Software, please visit the website: www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of corporate restructurings and strategic initiatives at the company, anticipated consummation of a strategic transaction, and further actions to be taken following consummation of such a transaction. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: whether any anticipated strategic initiatives are ever consummated; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:
Media Relations Ida Ho, Corporate Communications Manager Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Investor Relations Craig Celek, VP Investor Relations Tel : 1 (212) 661 2160 Fax : 1 (646) 827 2421 e-mail : craig.celek@cdccorporation.net